August 25, 2014

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Staff Attorney | Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Tom Kluck

Re: CAM Group, Inc. (f/k/a RT Technologies, Inc.)

Amendment No.3 to Form 8-K

File No. 001-33907

Filed May 6, 2013

Mr. Kluck:

CAM Group, Inc. (f/k/a RT Technologies, Inc.) (the “Company”) hereby submits its response letter for the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 4, 2013, relating to the abovementioned 8-K. The Company has amended the 8-K in response to the SEC's comments. In addition, we have made non-material corrections to the 8-K. Captions and section headings herein will correspond to those set forth in Amendment No. 4 to the 8-K, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your response to comment 1 in our letter dated December 20, 2012. We have not yet received the supporting materials requested. Please note that we will be unable to complete our review of your filing until such materials have been received and reviewed.

Response: Please be advised that the original supporting materials are in Chinese, the summary of each resource and the link to each original article are set forth as below:

Graph 1: Annual National Expenditure for Three-Dimensional Rural Economy (RMB in Trillions)

Resource:

2011: “Central Government’s expenditure in Three-Dimensional Rural Economy reach 1.041 trillion RMB in 2011”

http://www.gov.cn/jrzg/2012-01/08/content_2039095.htm

据财政部门初步统计，2011年中央财政对“三农”的实际投入首次突破1万亿元大关，达到10,408.6亿元，同比增长21.3%。

(Translation: According to the data provided by the Department of Treasury of China, the central government had invested over 1 trillion RMB into the Three-Dimensional Rural Economy in 2011, reaching 1.041 trillion RMB, increase by 21.3% compared to last year)

2009 & 2010: “In 2010, Central Government’s expenditure in Three-Dimensional Rural Economy total in 0.818 trillion RMB, increased by 12.8% compared to last year”

http://www.gov.cn/zxft/ft195/content_1549628.htm

2009年，中央财政进一步加大对“三农”的投入力度，强化支农惠农政策，支持改善农村生产生活条件，推动农村各项社会事业发展，深化农村综合改革，积极促进农民增收。在此我想举几组数据：中央财政用于“三农”方面的支出达到7,253亿元

2010年，中央财政将继续加大对“三农”的投入力度，落实和完善农业补贴制度，积极引导社会资源投向农村。今年中央财政用于“三农”方面的支出安排合计8,183.4亿元

(Translation: In 2009, the central government further increased the investments in the Three-Dimensional Rural Economy, enforced the implementation of the policies which favor to farms, supported the improvement of living standards in rural area, accelerated the development of rural community, strengthened the comprehensive reform in rural society, assisted farms to increase their personal income. The supporting data included the expenditure of 0.725 trillion RMB in Three-Dimensional Rural Economy by the central government.

In 2010, the central government further increased the investments in the Three-Dimensional Rural Economy, implemented and completed the system for agricultural subsidies, encouraged the private capital to invest in rural area. This year, the expenditure of the central government with respect to Three-Dimensional Rural Economy totaled in 0.818 trillion RMB.

Graph 2: Sale Revenues in Chinese Advertising Industry (RMB in Billions)

Resource:

2004: “Analyses of Development in China Advertising Industry – 2004”

http://www.istis.sh.cn/list/list.aspx?id=2380

首先，2004年国内广告营业总额达到1264.6亿元。

(Translation: First of all, total revenues generated from advertising industry in China reached RMB 126.46 billion in 2004)

2005: “Statistical Data Report for China Advertising Industry – 2005”

http://finance.sina.com.cn/media/goga/20060426/12332532304.shtml

2005年，广告营业额达1416.3亿元。

(Translation: In 2005, total revenues generated from advertising industry reached RMB 141.63 billion)

2006: “Advertising Revenues were RMB 157.3 billion in China, Four Issues Not to be Ignored”

http://www.china.com.cn/news/txt/2007-05/22/content_8289681.htm

2006年我国广告年经营额达到1573亿元。

(Translation: In 2006, total revenues generated from advertising industry in China reached RMB 157.3 billion)

2007: “In 2007, Advertising Revenues reached RMB 174.1 billion in China”

http://www.szadtop.com/content/content_3037888.htm

2007年中国广告经营额达1741亿元

(Translation: In 2007, total revenues generated from advertising industry in China reached RMB 174.1 billion)

2008: “Statistical Analysis Announcement: Brief of Supervision and Management in Advertising Industry”

http://www.saic.gov.cn/zwgk/tjzl/200903/t20090320_57374.html

2008年，全国共有广告经营单位18.58万户，比上年同期增加1.32万户，增长7.62%；广告从业人员126.64万人，比上年同期增加15.39万人，增长13.83%；广告经营额1899.56亿元，比上年同期增加158.60亿元，增长9.11%。

(Translation: In 2008, there were 185.8 thousands advertising companies in China, increased by 13.2 thousand companies, or 7.62%, compared to the same period in last year; there were 1,266.4 thousand persons working in advertising industry, increased by 153.9 thousand persons, or 13.83%, compared to the same period in last year; total advertising revenues reached RMB 190.0 billion, increased by RMB 15.86 billion, or 9.11%, compared to the same period in last year;)

2009: “Brief of China Advertising Industry in 2012”

http://www.askci.com/news/201204/24/241440427704.shtml

2009年，中国广告营业总额突破2000亿元，达到2041.03亿元

(Translation: In 2009, total revenues generated from advertising industry in China exceeds RMB 200 billion, reaching RMB 204.1 billion)

Table 1: Wholesale and Retail Industry in China (USD in billions)

Wholesale and Retail Industry in China (USD in billions)
	2005	2006	2007	2008	2009
Indicators	USD	USD	USD	USD	USD
Number of Legal Entities (unit)	47,698	51,788	55,737	100,935	95,468
Engaged Persons at Year-end (in millions)	5.2	5.4	6.0	7.4	7.5
Merchandise Purchase amount (in billions)	1,367.7	1,611.5	2,014.3	2,875.6	2,800.0
Import amount (in billions)	110.3	116.4	138.6	226.1	207.9
Merchandise Sales amount (in billions)	1,455.5	1,719.6	2,074.1	3,253.6	3,143.2
Export amount (in billions)	132.7	149.5	174.3	216.2	174.6
Merchandise inventory level (in billions)	110.3	119.2	143.6	240.1	250.4

Resource: Basic Conditions of Wholesale and Retail Trades from official website of National Bureau of Statistics of China

http://www.stats.gov.cn/tjsj/ndsj/2010/html/Q1701e.htm

* exchange rate: USD 1 : RMB 6.4

Table 2: 2009 Wholesale and Retail Sales in Hebei Province and China (USD in billions)

2009 Wholesale and Retail Sales in Hebei Province and China (USD in billions)
	Hebei			China
	Wholesale	Retail	Total	Wholesale	Retail	Total
Number of Legal Entities (unit)	805	1,010	1,815	52,853	42,615	95,468
Engaged Persons at Year-end (in millions)	0.08	0.14	0.22	3.1	4.4	7.5
Merchandise Purchase amount (in billions)	$35.59	$12.52	$48.11	$2,234.5	$565.5	$2,800.0
Import amount (in billions)	$0.55	$0.04	$0.59	$198.4	$9.5	$207.9
Merchandise Sales amount (in billions)	$42.67	$14.69	$57.36	$2,466.2	$677.1	$3,143.2
Export amount (in billions)	$0.82	$0.00	$0.82	$174.3	$0.3	$174.6
Merchandise inventory level (in billions)	$2.36	$1.38	$3.74	$185.1	$65.2	$250.4

Resource:

1.	Basic Condition and Total Purchases, Sales and Stock of Enterprises above Designated Size of Wholesale Trade by Region(2009) from official website of National Bureau of Statistics of China

http://www.stats.gov.cn/tjsj/ndsj/2010/html/Q1704e.htm

	(100 million yuan)
Region
	Number of	Engaged Persons	Total		Total
	Corporation	at Year-end	Purchases	Imports	Sales	Exports	Stock
	Enterprises	(person)	Value		Value		(year-end)
	(unit)

National Total	52853	3122535	143008.7	12699.1	157834.6	11152.0	11848.3

Beijing	5907	272530	20868.2	3651.0	22558.0	1072.2	2383.5
Tianjin	2639	75831	7973.6	323.3	8599.5	232.0	487.2
Hebei	805	82140	2277.5	35.3	2730.6	52.2	151.0
Shanxi	668	94393	2347.4	164.0	2705.0	55.0	141.6
Inner Mongolia	461	42829	1321.0	115.6	1487.6	28.0	98.0

* exchange rate: USD 1 : RMB 6.4

2.	Basic Conditions and Total Purchases, Sales and Stock of Enterprises above Designated Size of Retail Trade by Region(2009) from official website of National Bureau of Statistics of China

http://www.stats.gov.cn/tjsj/ndsj/2010/html/Q1711e.htm

	(100 million yuan)
Region
	Number of	Engaged Persons	Total	Imports	Total	Exports
	Corporation		Purchases		Sales		Stock
	Enterprises	at Year-end	Value		Value		(year-end)
	(unit)	(person)

National Total	42615	4367063	36194.2	608.8	43331.6	22.1	4175.7

Beijing	3142	276765	3693.2	67.8	4108.5	2.9	355.0
Tianjin	680	77802	946.0	19.9	1096.8		87.9
Hebei	1010	144980	801.4	2.4	939.9		88.3
Shanxi	845	107752	689.9	8.3	868.2		85.6
Inner Mongolia	707	71963	630.5	2.5	735.3		58.4

* exchange rate: USD 1 : RMB 6.4

3.	Basic Conditions of Wholesale and Retail Trades from official website of National Bureau of Statistics of China

http://www.stats.gov.cn/tjsj/ndsj/2010/html/Q1701e.htm

Graph 3: Income per Capita of Chinese Rural Family

Resource:

1.	Per Capita Net Income of Rural Households by Region from official website of National Bureau of Statistics of China

http://www.stats.gov.cn/tjsj/ndsj/2010/html/J1021e.htm

2.	Per Capita Annual Net Income of Rural Households from official website of National Bureau of Statistics of China

http://www.stats.gov.cn/tjsj/ndsj/2008/html/J0920e.htm

Description of China Agriculture Media Group Co., Ltd. Business, page 6

2.	It appears that you have deleted much of the narrative that accompanied the charts and graphs associated with the PRC development and advertising. Without the narrative to provide context for these charts and graphs, it is unclear to the reader what they are intended to depict. Please revise to include a contextual narrative or remove the charts and graphs from the Form 8-K.

Response: The contextual narrative associated with each chart and graph have been included in this amendment to the Form 8-K.

Plan of Operations, page 39

3.	We note your revised disclosure on page 39 regarding your intention to raise capital in the US markets and the two seminars you hosted in October 2012. Please advise us of the purpose of these meetings in relation to your intention to raise capital and, if applicable, please discuss how these meeting were in compliance with the federal securities laws in regards to the offer and sale of securities. Also, provide us with copies of the materials used and presented at the seminars. We may have further comment.

Response: Please be advised that no capital was raised at either of the seminars. The first seminar was hosted by Red Chip, an investor relations firm (www.redchip.com/ourservices) and the Company was one of several companies making a presentation. The second seminar was hosted at the Harvard Club in New York by the Company. During the New York seminar, the Company’s executives presented marketing and growth strategies for the China rural market and discussed retail opportunities in China’s rural market. Included on a supplemental basis are materials presented at the seminars, including the Power Point from the New York seminar. The purpose of both seminars was to introduce the attendees to the Company and retail opportunities in China. There was no intention to raise capital at the seminars. Reference is made to the filings by the Company of reports on Form 8-K in October 2012. Specifically, the PowerPoint presentation presented at the seminars was filed as an exhibit to Form 8-K on October 18, 2012.

4.	We note your response to comment 4 in our letter dated December 20, 2012. The agreement with Axiom Capital Management was not included as an exhibit to your Form 8-K. Please advise.

Response: The agreement with Axiom Capital Management was included hereto as an exhibit to this amendment to the Form 8-K.

Security Ownership of Certain Beneficial Owners and Management as of April 21, 2012, page 40

5.	Please revise your table to clarify in the row associated with Mr. Wei Heng Cai as an individual that he owns 13.5% of your common stock through his control of Precursor Management.

Response: The Form 8-K have been revised to include Mr. Wei Heng Cai’s ownership of 13.5% of our common stock through his control of Precursor Management.

6.	It appears that you have deleted the beneficial ownership table associated with your preferred stock. Please note that Item 403 of Regulation S-K requires that your present the beneficial ownership information for any class of voting securities, which would appear to include your preferred stock. Please revise or advise.

Response: The Form 8-K have been revised to include the beneficial ownership table associated with our preferred stock.

Directors and Executive Officers, Promoters and Control Persons, page 42

7.	Please revise to provide Item 401 of Regulation S-K information for each executive officer and director. For example, please revise Ms. Kit Ka’s biography to include specific dates for which she held each position discussed.

Response: Please be advised that the biography of each executive officer and director has been revised in the Form 8-K to include specific period for which they held each position.

8.	We note your response to comment 6 in our letter dated December 20, 2012 and your disclosure that Ms. Kit Ka became your chief executive officer in August 2012. In light of this fact, please explain to us why Mr. Wei Heng Cai signed your Form 10-Q filed on September 14, 2012 in the capacity as your chief executive officer and provided a certification under Rules 13a-14(a) and 15d-14(a) as your chief executive officer.

Response: Ms. Kit Ka serves as our chief executive officer since September 24, 2012, please refer to the Form 8-K filed with SEC on September 28, 2012. Wei Heng Cai signed the Form 10-Q filed on September 14, 2012 in the capacity as President, not as Chief Executive Officer.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me via email at kakit5110@gmail.com if you have any further questions. Thank you.

Very truly yours,

CAM Group, Inc.

Date: August 25, 2014

/s/ Kit Ka
Name: Kit Ka
Title: Chief Executive Officer